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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                  Information furnished as at January 12, 1999







                        Intertek Testing Services Limited






                                  (REGISTRANT)


                                  25 Savile Row
                                 London, W1X 1AA
                                     England
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


                         Form 20-F /X/    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                                   Yes    No /X/

                SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Press release dated January 12, 1999 regarding Termination of Nigerian Contracts


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                                  [letterheard]






                                  PRESS RELEASE


                  TERMINATION OF NIGERIAN GOVERNMENT CONTRACTS



Intertek Testing Services has been providing, on behalf of the Nigerian Government, pre-shipment inspection on Nigerian imports since 1984 and inspection services on petroleum exports since 1997. On January 4, 1999, the President of Nigeria announced in a speech concerning the 1999 Nigerian budget that the Government of Nigeria will terminate all such contracts on March 31, 1999.

In 1998, Intertek Testing Services had approximately L21.5 million in revenues from those contracts and approximately L25.0 million in total remains unpaid for work performed up to December 31, 1998.


Intertek Testing Services is in discussion with representatives of the Nigerian Government to arrange payment for work performed.


JANUARY 12, 1999




Contacts:


Richard Nelson                                                      Bill Spencer
Chairman & CEO                                                  Finance Director
Tel:  +44 171 396 3400                                    Tel:  +44 171 396 3400



                        INTERTEK TESTING SERVICES LIMITED
                          25 Savile Row, London W1X 1AA
   Telephone (44) 171 396 3400 Fax (44) 171 396 3480 http://www.itsglobal.com
         Registered in England No. 3227453 Registered Office: as address




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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



INTERTEK TESTING SERVICES LIMITED
(Registrant)


By: /s/  WILLIAM SPENCER
    --------------------
    Name:  William Spencer
    Title: Director
    Date:  January  12, 1999



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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



INTERTEK TESTING SERVICES LIMITED
(Registrant)


By:
    -----------------------
    Name:  William Spencer
    Title: Director
    Date:  January 12, 1999